NSAR_AllianceBernstein Income Fund, Inc.

Exhibit 77C
811-05207


RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of AllianceBernstein Income Fund, Inc. (the Fund) was held on March 27, 2013. A description of the proposal and number of shares voted at the Meeting are as follows:


To elect three Directors for a term of three years and until his or her successor is duly elected and qualifies.
Class One (term expires 2016)





					Authority
			Voted for	Withheld


Class One
(term expires 2016)
Common Shares:

Nancy P. Jacklin	203,018,927	12,526,622

John H. Dobkin		202,872,644	12,672,905

Michael J. Downey	203,284,185	12,261,364










Natl Muni SAR 4-30-12